Exhibit 99.1

Exhibit 1

Bpifrance Participations S.A. (“Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investment or fund of funds. Bpifrance is a wholly-owned subsidiary of Bpifrance S.A., a French financial institution especially created for this purpose. Caisse des Dépots et Consignations, a French special public entity (établissement special) and EPIC Bpifrance, a French public institution of industrial and commercial nature, each hold 50% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments.  CDC holds Orange shares directly for its own account (14,764,102 or 0.6%) and directly through its Direction des Fonds d’Epargne (30,000,000 or 1.1%).

On December 24, 2012, the Fonds Stratégique d’Investissement (“FSI”) and the Agence des Participations de l’Etat entered into a shareholders’ agreement to act jointly with respect to their Orange shares. This agreement replaced the previous shareholders’ agreement signed between the same parties on November 25, 2009.

In July 2013, following the creation of Bpifrance, FSI was renamed Bpifrance Participations S.A.

The shareholders’ agreement stipulates that the parties agree to discuss and do their utmost to come to a shared position on resolutions voted by the Shareholders’ Meeting of Orange, without however being obliged to reach an agreement.

In the event of planned transactions involving shares and the crossing of thresholds, the agreement provides for:

• a general information obligation between the parties before entering into any transaction involving the shares or voting rights of Orange SA;

• an obligation to consult each other prior to:

• an impending plan by the parties to dispose of shares, under which each party undertakes not to carry out such plans without having, to the extent possible, aligned its analysis regarding the value of Orange SA shares with the other party’s, and having coordinated, if possible, the practical details of the sale of said shares,

• either party carrying out a transaction which would result in the parties exceeding an interest threshold likely to trigger an obligation to declare their intentions to Orange SA or the Autorité des Marchés Financiers;

• an obligation to secure the prior approval by the other party if the transaction planned by one party would result in both parties jointly crossing a threshold which would trigger a mandatory public offering.

The agreement is concluded for two years, and can be extended by tacit renewal for two year periods. It was tacitly renewed on December 24, 2014.